UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

THE ENVIROMART COMPANIES, INC.
(Name of Registrant)

Delaware	000-54758	45-5529607
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

160 Summit Ave

Montvale, New Jersey

(Address of Principal Executive Offices)

201-782-0889

(Registrant’s Telephone Number, Including Area Code)

THE ENVIROMART COMPANIES, INC.

160 Summit Ave

Montvale, New Jersey 07645

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after October 12, 2017, to the record holders of shares of common stock, par value $0.0001 of The Enviromart Companies, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors.

On October 5, 2017, Plaza Services, LLC, Mark D. Shefts, John G. Nossiff and Joel Marcus (the “Sellers”), then the stockholders of the Company, entered into a Stock Purchase Agreement (the “Agreement”) with Eastone Equities LLC (the “Purchaser”), pursuant to which, among other things, the Sellers agreed to sell to the Purchaser and the Purchaser agreed to purchase from the Sellers, a total of 44,566,412 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), being approximately 90% of the issued and outstanding capital stock of the Company (the “Purchased Shares”).

The purchase and sale of the Purchased Shares took place at a closing (the “Closing”) held on or about October 9, 2017.The aggregate purchase price for the Purchased Shares was $295,000. The Purchaser used personal funds to acquire the Purchased Shares. After giving effect to the sale of the Purchased Shares, such shares represent 90% of the outstanding shares of Common Stock of the Company.

On October 6, 2017, the Company accepted the resignation of Laurence H. King, as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors. These resignations were given in connection with the consummation of the Agreement with the Purchaser and were not the result of any disagreement with Company on any matter relating to Company's operations, policies or practices. These resignations will become effective 10 days after the filing of this Information Statement. On the same date, to fill the vacancies created by King’s resignations, Wayne Tsao and Charlene Cheng were elected as the directors of the Company. Mr. Tsao was appointed as President, Chief Executive Officer, and Chairman of the Board of Directors of the Company. Ms. Cheng was appointed as Chief Financial Officer of the Company. These appointments will become effective 10 days after filing of this Information Statement.

This Information Statement is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

In connection with the Closing, a change of control of the Company was effected. Taking into account the transfer of the 44,566,412 shares to the Purchaser, the Purchaser owns 44,566,412 shares, representing approximately 90% of the issued and outstanding shares of Common Stock, as of the Closing date. As noted above, Wayne Tsao and Charlene Cheng, were elected to the Board of Directors at the Closing, and they will be the only directors and officers of the Company.

The Board of Directors of the Company and the Company’s officers consist of the following persons 10 days after the filing of the Information Statement:

Name	Position
Wayne Tsao	Director, Chairman, Chief Executive Officer and President
Charlene Cheng	Director, Chief Financial Officer

Both Mr. Wayne Tsao and Charlene Cheng will serve until the next annual meeting of shareholders of the Company and until their successors are elected and qualified or until their earlier death, resignation or removal.

The following is information concerning the business background of Mr. Wayne Tsao and Ms. Charlene Cheng who will be the directors and officers of the Company following the mailing of this Information Statement.

Mr.Wayne Tsao has extensive experience in the Financial Industry. From 2013 to 2015, he worked in Provider Relation Department of Centerlight Healthcare System. In 2012, Mr. Tsao worked for First Data Corporation, one of the largest credit card processing acquirers in the U.S. In 2015, Mr. Tsao served as the COO of Vergepay, a startup company that he has been worked with since its inception. While served as the COO of Vergepay, Mr. Tsao also worked for Sigue Corporation, a money transfer, remittance, and bill payment services provider. Mr. Tsao obtained his Bachelor of Arts in Psychology from State University of New York at Stony Brook.

Mr. Tsao is not considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company.

Ms. Charlene Cheng is a veteran in the Financial Industry. She currently serves as the Chief Financial Officer of Eastone Capital LLC, a full service real estate investment company. From 2007 to 2014, she was a senior associate of Deloitte Financial Advisory Services. From 2005 to 2007, she was the Asset Manager of Related Management. Ms. Cheng obtained her Bachelor of Art in Economics from National Tsing Hua University and her Master of Business Administration from Case Western Reserve University.

Mr. Cheng is not considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company.

No directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any Company registered as an investment Company under the Investment Company Act of 1940. Officers serve at the discretion of the Board of Directors.

As described elsewhere herein, in connection with the consummation of the Agreement, Mr. Tsao and Ms. Charlene were appointed to the Board of Directors at the Closing and appointments will become effective 10 days after the filing of this Information Statement.

Voting Securities of the Company

On October 6, 2017, there were 49,511,775 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the closing under the Agreement was the beneficial owner of more than 5% of the Company’s then-outstanding 49,511,775 shares of Common Stock, the Company’s only outstanding class of voting securities, and each person who was an officer or director of the Company immediately prior to the Closing:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Mark Shefts 160 Summit Ave Montvale, NJ 07645	Common Stock	7,100,000	Direct	14.3%

Wanda Shefts (1) 160 Summit Ave Montvale, NJ 07645	Common Stock	19,779,520	Indirect	39.9%

Gabrielle Hager 16 Cedar Road Andover, MA 01810	Common Stock	4,710,000	Direct	9.5%

John G. Nossiff 300 Brickstone Square, Suite 201 Andover, MA 01810	Common Stock	9,956,000	Direct	20.1%

(1)	Held of record by Plaza Associates, of which Ms. Shefts is the sole manager and member.

Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the former or current officers and directors of the Company, other than the transactions and relationships described below or contemplated by the Agreement.

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the transfer of a total of 44,566,412 shares to the Purchaser, and the number of shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class

Eastone Equities LLC 3612 34th Ave. Long Island City, NY 11106	Common Stock	44,566,412	90%

Gabrielle Hager 16 Cedar Road Andover, MA 01810	Common Stock	4,710,000	9.5%

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the year ended December 31, 2016, we paid our then President and sole director, George Adyns, who resigned from all offices he held with the Company on July 20, 2016, $39,231 as salary. We paid no compensation to Laurence H. King, who was the successor of George Adyns during the year ended December 31, 2016. The compensation for our new CEO and CFO, Wayne Tsao and Charlene Cheng have not yet been set. The Company has no employee benefit plans or other compensation plans at this time.

Because the Company has had no material business operations, the Company has not established a standing audit, nominating or compensation committee or committees. As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act. The Company has not yet established policies and procedures with respect to the nomination of directors or the compensation of officers and directors.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates recommended by security holders for election to the Board of Directors, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of October 12, 2017, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with, with the exception of a Form 3 filing by Eastone Equities LLC at the time it became a 10% beneficial owner of the Company.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

The Enviromart Companies, Inc.
A Delaware corporation

By:	/s/ Laurence H. King
Laurence H. King, President

Dated: October 12, 2017